[redacted]

14047173

COMMISSION
549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Sycamore Ave Suite 2G
(No. and Street)

Little Silver	NJ	07739
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Confessore 732-842-4920
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

gp
3/27

OATH OR AFFIRMATION

I, Robert Confessore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millington Securities, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

MISTY L. MARLOWE
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2421059
My Commission Expires 5/21/2017

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

MILLINGTON SECURITIES, INC.

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Millington Securities, Inc.

We have audited the accompanying statement of financial condition of Millington Securities, Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2014

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	179,621
Receivables from clearing brokers, including clearing deposits of $50,316		50,316
Other assets		14,179
TOTAL ASSETS	$	244,116
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	21,000
Due to Related Party		47,540
Total Liabilities		68,540
Stockholder's equity		
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		269,007
Retained earnings		(94,431)
Total stockholder's equity		175,576
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	244,116

See accompanying notes to financial statement.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is authorized to act as an introducing broker/dealer in the purchase and sale of securities. The Company is in the process of amending its membership agreement (see Note 8).

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an SEC registered investment adviser under the Investment Advisers Act of 1940.

On November 15, 2013, the Parent entered into a Stock Purchase Agreement with Millington & Company, an Illinois corporation (the "Seller") and agreed to purchase 1,000 shares of the common stock, par value, $1.00 per share, of the Company, which constitutes 100% of the issued and outstanding equity securities of the Company. Subsequent to the stock purchase, the Company changed its year end to December 31.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2014. Subsequent events have been evaluated through this date.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and are reflected in revenues.

Income Taxes

The shareholder of the Company elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal, state or local income taxes since the income or loss of the Company is allocated to the individual shareholder for inclusion in their income tax return.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $161,000, which was approximately $61,000 in excess of its minimum requirement of $100,000.

3. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $50,316.

4. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

During the period July 1, 2013 through November 15, 2013, the Company was a wholly owned subsidiary of the Seller. The Seller allocated $5,283 in expenses to the Company. In addition, the Seller received a dividend payment of $21,325.

The Company and WBI Investments, Inc. (the "Related Party") have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by the Company and assumed by the Related Party are allocated to the Company. Since November 16, 2013, the Company has had limited activity while it is in the process of amending its FINRA Continuing Membership Agreement ("CMA") (See Note 8), therefore, no expenses have been incurred by the Company as of December 31, 2013 under the Expense Sharing Agreement. The Company has a payable of $47,540 for expenses paid by the Related Party as a non-interest bearing advance to the Company.

7. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

8. Subsequent Events

In connection with a CMA Application, the Company is in the process of seeking approval from FINRA for a change in more than 25% ownership, modification of the Company's membership agreement with FINRA to add the sale of listed and over-the-counter equity securities as an additional line of business, and to delete the sale of variable annuities and municipal securities as lines of business. On January 30, 2014, the Parent contributed $72,500 to the Company which included $70,000 of capital contributed and $2,500 for reimbursement of expenses paid by the Company on behalf of the Parent.